Exhibit 14.1

Code of Conduct
Dear CEB Colleagues:
In August 2010, our Board of Directors approved a restated Code of Conduct (“Code”) for The Corporate Executive Board Company. The Code applies to all of our directors, officers, and employees, as well as to each of our subsidiaries and offices around the world.
Together with our corporate values of Force of Ideas, Spirit of Generosity, Member Impact, and Stewardship of Exceptional Talent, the Code provides guidance for translating our mission into actions that meet our high ethical standards and comply with legal requirements. Meeting these standards has earned members’ trust for more than 25 years, and the Code strengthens our ability to grow the network, conduct research, and deliver key insights.
We updated the Code using our own research and insights into how the world’s best companies develop and roll out codes of conduct. The Code, which is now easier for us to use in our routine work flow, continues to be an important tool in meeting our high ethical standards.
The Code is available on Boardwalk and to our shareholders and the general public. The Code cannot anticipate every situation, and we should ask questions if we are unsure of the proper business conduct under the circumstances. If you would like to report a concern under the Code, please contact your manager, your TMT generalist, CEB’s Chief Human Resources Officer, CEB’s Chief Compliance Officer, or CEB’s Global Ethics Hotline at +1-800-863-2614.
Sincerely,
Tom Monahan
Chairman and Chief Executive Officer

Table of Contents

I. An Introduction to Our Code of Conduct	3

How We Use the Code	3

Who Oversees the Code	3

How We Raise Questions	3

II. Our Responsibilities Under the Code	3

We Make Ethical Decisions	3

We Speak Up	4

We Demonstrate Leadership	4

We Do Not Retaliate	4

III. We Have a Professional Workplace	4

Equal Employment and Respect	5

Harassment and Sexual Harassment	5

Our Actions Affect Others	5

Personal Relationships	5

Drug-Free Workplace	6

Sustainability, Safety, and Security Regulations	6

IV. We Protect and Respect Intellectual Property	6

V. We Protect the Confidentiality, Security, and Integrity of CEB Business Records, Information, and Assets	7

Business Records	7

Timely and Truthful Public Disclosures	8

Audits	8

Media, Financial/Analyst, and Government Communications	9

Inside Information and Securities Trading	9

Information Technology, Data Security, and Privacy	10

VI. We Compete Ethically and Fairly Wherever We Do Business	10

Compliance with the Law	10

Fair Dealing	11

Sales and Marketing	11

Fair Competition and Antitrust	12

Competitive Information	12

Purchasing Practices	12

Fraud	13

VII. We Avoid Conflicts of Interest	13

Conflicts of Interest	13

Gifts or Other Benefits	14

Diverting CEB Opportunities	15

VIII. Community Involvement	15

Political Activities	15

Community Activities	15

Service on Boards of Directors	16

IX. Application and Enforcement of the Code	16

X. Contact Information	16

I. An Introduction to Our Code of Conduct
The Code incorporates our values, policies, and legal obligations, and we should use it as a guide to understanding the expectations for our business conduct and to exercising sound judgment.
How We Use the Code
The Code defines the standards for how CEB does business around the world. It reflects general principles to guide CEB directors, officers, and employees in making ethical and responsible decisions. The Code is not intended to address every situation we may encounter or in which CEB may find it appropriate to take disciplinary action, and there may be CEB policies that provide more detailed information than is in the Code. More information is available in CEB’s Policy Manual on Boardwalk, our global intranet, or in individual department portals. Because the Code cannot anticipate or address every situation we may encounter, we should ensure that our actions are highly ethical regardless of whether the Code specifically addresses them.
We are each responsible for reading the Code, signing an acknowledgement, and adhering to its principles—both in letter and in spirit—as a condition of employment. Violating the Code, its principles, and related policies may be grounds for disciplinary action, up to and including termination from CEB.
Who Oversees the Code
The Nominating and Corporate Governance Committee of the Board of Directors oversees our compliance program and the Code. Pamela Auerbach, who has been appointed Chief Compliance Officer, supervises and coordinates the administration of the compliance program across CEB.
How We Raise Questions
When we have questions about the Code, we should raise them with our manager, our TMT Generalist, or with the Chief Compliance Officer.
II. Our Responsibilities Under the Code
Recognizing ethical issues and doing the right thing in all CEB business activities is the responsibility of each of us.
We Make Ethical Decisions
When engaging in business activities for CEB, we should ask ourselves the following questions:
•	What feels right or wrong about the planned action?

•	Is the planned action consistent with the Code, CEB policies, and CEB’s high ethical standards?

•	How will the planned action appear to our manager, our executives, our Board of Directors, our members, or the general public?

•	Would another person’s input help us to evaluate the planned action?

We Speak Up
We are responsible for reporting any conduct that appears to be unethical or illegal or that appears to violate the Code or CEB policies. Conduct that appears to raise concerns about financial or audit matters should be reported by leaving a voicemail on the Global Ethics Hotline. The Global Ethics Hotline is available globally at +1-800-863-2614, seven days a week, 24 hours a day, with the option of remaining anonymous. Directors and officers with concerns about financial or audit matters should communicate directly with the chair of the Audit Committee. The Audit Committee, in coordination with Internal Audit, will oversee the investigation of any financial or audit-related issues, as appropriate.
CEB has a Global Ethics Hotline that is available at all times. The number is +1-800-863-2614. Callers can remain anonymous.
Any conduct that appears to raise concerns about matters other than financial or audit, such as harassment or discrimination, or questionable ethical conduct, should be raised with our manager, TMT Generalist, Chief Human Resources Officer, or with the Chief Compliance Officer.
Reports will be investigated promptly and thoroughly. We are expected to cooperate with an investigation, refrain from interfering with an investigation, avoid misrepresenting information relevant to an investigation, and not attempt to discover the identity of anyone related to the matters under investigation. The Company will take appropriate action based on its investigation.
We should never speak to the media or other individuals, including through online sources, regarding potential violations of the Code, CEB policies, or any conduct that appears to be unethical.
We Demonstrate Leadership
Those of us who are managers should hold ourselves to the highest standards of compliance with the Code, CEB policies, and on ethical matters. We should promote open and honest communications within CEB and show respect and consideration for our colleagues and business partners, including fostering an environment where employees feel comfortable asking questions and raising concerns. We must advise our direct reports of their obligations under the Code and recognize that we have an obligation to prevent misconduct from occurring. We are responsible for advising our own manager, our TMT generalist, or the Chief Compliance Officer of actual or potential violations of the Code within our knowledge. While we are obligated to raise such concerns, we should never conduct our own investigation or attempt to cover up conduct that may violate the Code.
We Do Not Retaliate
CEB prohibits retaliation, in any form, against anyone who, in good faith, reports violations or suspected violations of this Code, CEB policy, or applicable law, or who assists in the investigation of a reported violation. Acts of retaliation should be reported immediately to a manager, TMT Generalist, the Chief Human Resources Officer, or the Chief Compliance Officer. Anyone who retaliates may be subject to disciplinary action, up to and including termination.
III. We Have a Professional Workplace
CEB is committed to a work environment that values inclusion, mutual respect, and individual and corporate responsibility.

Equal Employment and Respect
We attract and retain talent from diverse and varied backgrounds. We are committed to providing equal employment and advancement opportunities for individuals without distinction or discrimination based on an individual’s gender, age, race, color, ethnicity, national origin, sexual preference, religion, creed, physical or mental disability, marital status, pregnancy, military/veteran status, citizenship, family responsibilities, genetic information, or any other characteristic protected by law.
CEB extends this commitment to all phases of the employment relationship, including hiring, promotion, demotion, assignment of job responsibilities, transfer, layoff or termination, compensation, use of facilities, and selection for training or related programs.
Harassment and Sexual Harassment
CEB supports a workplace where business activities are conducted with respect and are free from unlawful harassment and sexual harassment. This applies to conduct at CEB and on CEB business, and to third parties as well as to CEB directors, officers, and employees.
CEB considers unacceptable conduct that is abusive, harassing, or offensive, whether that conduct is verbal, physical, visual, or written. This includes demeaning, insulting, embarrassing, or intimidating behavior or communications directed at an employee related to gender, age, race, color, ethnicity, national origin, sexual preference, religion, creed, physical or mental disability, marital status, pregnancy, military/veteran status, citizenship, family responsibilities, genetic information, or any other characteristic protected by law.
There is a specific ban on unwelcome sexual advances or physical contact, sexually oriented gestures and statements, and the display or circulation of sexually oriented pictures, cartoons, jokes, or other material. Violations of this policy may be grounds for disciplinary action, up to and including termination from CEB. We prohibit retaliation against anyone who rejects, protests, or complains about harassment or sexual harassment, and acts of retaliation may be grounds for disciplinary action, up to and including termination from CEB.
Our Actions Affect Others
CEB makes no attempt to control the private lives of employees, but we remember that our personal behavior affects the perceptions of others about CEB.
We aspire to be known for our sound judgment when representing CEB, as well as in social, recreational, and online settings.
We should avoid activities, behaviors, and communications that could call into question CEB’s compliance with legal requirements or high ethical standards or otherwise damage CEB’s reputation in the marketplace.
Personal Relationships
Intimate personal relationships are prohibited between individuals who have a direct reporting relationship or when one individual has the ability to exercise significant influence over any aspect of the other individual’s performance, compensation, or promotional potential. Any intimate personal relationship that meets these criteria should be immediately disclosed to a TMT Generalist. Regardless of reporting relationship, CEB reserves the right to reassign employees involved in intimate personal relationships.

Drug-Free Workplace
CEB’s workplace is to be free from the influence of illegal drugs or controlled substances. Engaging in the manufacture, use, sale, transfer, possession, or distribution of illegal drugs, or in the abuse of prescription drugs, while conducting CEB business or on CEB premises, or while off duty and off CEB premises, violates the Code. Under the Drug-Free Workplace Act, an employee is required to notify CEB within five calendar days of any work-related criminal conviction. Violations of this policy can result in disciplinary action, up to and including termination, and referral for criminal prosecution.
CEB also prohibits the abuse of alcohol while conducting CEB business or while associating with CEB employees either on or off CEB premises. Violations can result in disciplinary action, up to and including termination.
Sustainability, Safety, and Security Regulations
We recognize the importance of sustainable business practices and are committed to limiting the impact of our operations on the environment. We comply with applicable environmental laws wherever we do business, and we should consider the environmental impact of business decisions and integrate best practices into our business operations.
CEB’s corporate headquarters, the Waterview office tower in Rosslyn, has been EnergyStar certified and LEED Silver precertified. Sustainability was a key goal in the construction of the building.
We are responsible for maintaining a safe workplace by following safety and health rules and practices. These practices include, for example, not possessing a weapon of any kind on our premises, regardless of whether we are licensed to carry such a weapon; using safe driving practices, including mandatory seatbelt use at all times, and adherence to local laws regarding cell phone or electronic device usage, when on or conducting CEB business; and following CEB policies and procedures regarding security and safety. We have the responsibility to promptly report accidents, injuries, and unsafe equipment, practices, or conditions to our manager, TMT Generalist, or CEB’s Office of Security and Safety.
CEB property may never be used for illegal purposes. CEB retains the right to search all CEB property, at any time and without notice, to determine if CEB policy or any law has been violated. CEB may permit or request public safety or law enforcement officials to conduct searches. These inspections may be conducted during or after business hours and in the presence or absence of employees. CEB has the right to override passwords and codes to access any computer or communications systems. CEB also has the right to open locked file cabinets, desks, or other storage facilities.
IV. We Protect and Respect Intellectual Property
As a company whose lifeblood is our intellectual capital, we safeguard CEB intellectual property to the fullest extent possible. We provide equal respect to the intellectual property of others.
CEB’s business is built on our research, studies, tools, and other products. Our operations have resulted in a body of confidential information, technology, products, and services that are critical to our competitive advantage in the marketplace. We have the responsibility to maintain the security, integrity, and proprietary nature of CEB confidential and proprietary information, whether or not the information has copyright or trademark protection. The obligation to preserve confidential information begins when we first have access to CEB confidential information and continues after our employment with CEB ends. CEB protects its intellectual property through a variety of means, including through the use of Employer Protection Agreements and other methods. Violations of this policy, including the refusal to enter into an Employer Protection Agreement on request, or violations of such an agreement, can be taken into account during the employee review process and may be grounds for disciplinary action, up to and including termination from CEB.

Q: One of our tools is exactly what a friend needs to succeed in his role at another company. Can I give it to him to use in his workflow?
A: Showcasing CEB products with potential members can demonstrate our value. Discuss with your manager the appropriate steps to ensure CEB intellectual property is protected.
Employees are prohibited from disclosing to a third party, or from using for personal gain or interest, proprietary or confidential CEB information. We also have the responsibility to safeguard information that members and vendors have entrusted to us. Examples of information to be safeguarded include, but are not limited to, the following:
•	Market research and strategies

•	Technical know-how and data

•	Member and prospect data

•	Information relating to corporate strategy and development

•	Member materials

•	Vendor pricing data and confidential business terms

•	Templates, tools, and other business processes
Employees are expected to afford the same protections to the intellectual property rights of third parties. We do not use other parties’ intellectual property without securing the required permission and providing appropriate attribution. Also, we are prohibited from accepting competitively sensitive information about CEB competitors except subject to Section VII of this Code.
V. We Protect the Confidentiality, Security, and Integrity of CEB Business Records, Information, and Assets
All information associated with our business, including information our members entrust to us, must be clear, accurate, and secure.
Business Records
Business Records are records that relate to CEB business activities. All Business Records should be created with the specific purpose of communicating or documenting CEB business matters. Business Records should be accurate records of CEB business activities and reflect our concern for appropriate and ethical business practices. Business Records should not contain language that is misleading, incomplete, inaccurate, fraudulent, harassing, embarrassing, sexually explicit, profane, obscene, intimidating, abusive, libelous, defamatory, or that violates any laws or regulations. Altering, destroying, or falsifying Business Records is strictly prohibited and may result in disciplinary action, up to and including dismissal, as well as civil and criminal sanctions. Business Records should be classified as Confidential, Internal Use Only, or Public when created and treated according to CEB’s policies and procedures for each of these categories throughout their lifecycle.
E-mails are often made public or shared by mistake even after being deleted. If you aren’t comfortable with an e-mail being made public, you should not write the e-mail.

Financial books, records, and accounts must accurately reflect transactions and events and conform both to generally accepted accounting principles and to CEB’s system of internal controls over financial reporting. No false or artificial entries may be made, no undisclosed or unrecorded funds or assets may be maintained, and no inaccurate or inflated expenses or work hours may be reported. When a payment is made, it only can be used for the purpose spelled out in the supporting document.
Timely and Truthful Public Disclosures
We have a responsibility to communicate effectively with shareholders, so that they are provided with full and accurate material information about CEB’s financial condition and the results of our business operations. Our public communications, including reports and documents filed with or submitted to the Securities and Exchange Commission, must include full, fair, accurate, timely, and understandable disclosures. CEB has established an Audit Committee of the Board of Directors, as well as a Disclosure Committee comprised of key members of management and Finance, to assist in monitoring such disclosures, but it is the responsibility of each of us involved in the disclosure process to adhere to these requirements.
To avoid any potential for, or the perception or appearance of selective disclosure, we observe a “quiet period.” The quiet period begins two weeks before we announce CEB’s financial results and ends once the results are public. During the quiet period, CEB’s authorized spokespersons will not initiate communications with analysts, investors, or media and will refrain from discussing matters related to earnings and financial performance.
Q: An analyst called me today to ask if the rumor about this quarter’s sales is true. We were briefed on the financial results today. What should I say?
A: Politely tell the analyst that you cannot comment and refer the call to the Office of the CFO. Employees are not allowed to speak to analysts about the company’s financial matters.
Audits
We are prohibited from taking any action to coerce, manipulate, mislead, or fraudulently influence any public or certified public accountant engaged in the performance of an audit or review of the financial statements of CEB if we know or should know that such action, if successful, could result in rendering CEB’s financial statements materially misleading. If we believe that such improper influence is being exerted, we should use CEB’s Global Ethics Hotline to report such action or contact the Chief Compliance Officer.
Types of conduct that could constitute improper influence include, but are not limited to, directly or indirectly:
•	Offering or paying bribes or other financial incentives, including future employment or contracts for non-audit services,

•	Providing an auditor with an inaccurate or misleading analysis,

•	Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to CEB’s accounting,

•	Seeking to have a partner removed from the audit engagement because the partner objects to CEB’s accounting,

•	Blackmailing, and

•	Making physical threats.

Media, Financial/Analyst, and Government Communications
CEB engages in external communications with key audiences to advance and achieve its business objectives in alignment with corporate priorities and strategy. Employees should never disclose confidential information about CEB without first receiving appropriate approvals. Employees should be careful not to discuss CEB’s confidential information with family and friends, on blogs, on networking Web sites, through social media, in e-mail, and in common areas of our offices. Even within CEB, employees should only disclose confidential information to other employees with a legitimate need to know that information as part of their job.
Sites such as LinkedIn, Facebook, and our Toolbox.com platform are great ways to build our professional and personal networks and increase our knowledge. But the risks of accidental disclosure can increase, so remember not to discuss CEB’s confidential information on these sites, including with CEB colleagues, friends, and family.
Employees should be equally as careful never to disclose information about CEB to the media, financial/analyst community, or the government. Employees who receive such inquiries should decline comment and forward the inquiry to the individual that the Company has designated to respond to such inquiries on behalf of the Company. Even if we believe we can respond to the questions being asked, we are not authorized to speak with members of the media, analysts, or government unless specifically authorized. Here is how we should handle inquiries from any of these constituencies:
•	If we are contacted by a representative of the media, we must forward the inquiry to CEB PR,

•	If we are contacted by a representative of the financial/analysis community, we must forward the inquiry to the Office of the Chief Financial Officer, and

•	If we are contacted by a governmental authority, we must forward the inquiry to CEB Legal.
Inside Information and Securities Trading
CEB directors, officers, and employees can never use or share material, non-public information for trading purposes or for any purpose except to conduct CEB’s business. We should treat all non-public CEB information as confidential. In addition to CEB directors, officers, and employees, these rules apply to spouses, domestic partners, children, parents, in-laws, and siblings, as well as any other individuals living in the home. It is always illegal to trade in CEB securities while in possession of material, non-public information, and it also is illegal to communicate or tip such information to others who might use it to make an investment decision. Using non-public material information to buy or sell CEB stock, options in CEB stock, or the stock of a CEB member, vendor, competitor, or potential business partner is strictly prohibited.
No trading is permitted during closed trading windows. And employees at the senior director level and above are required to pre-clear all trading in CEB stock.
Certain individuals are required to pre-clear transactions in CEB securities with the Chief Compliance Officer. Before making any transactions in CEB securities, employees should certify their compliance with the Policy on Inside Information and Insider Trading available on Boardwalk, including whether they are required to pre-clear transactions. Violations of this policy may be grounds for disciplinary action, up to and including termination from CEB.

Information Technology, Data Security, and Privacy
We rely on information technology to do our jobs for CEB. Information technology includes, for example, our computers, PDAs, e-mail, instant messaging, blogs, graphics, message boards, telephones, Internet access, and word processing, as well as the data contained within these assets. We have a shared obligation to use and safeguard CEB’s information technology and the information it contains in a manner consistent with CEB’s Code, values, high ethical standards, and legal obligations wherever CEB does business.
We only have authorized access to CEB information technology and data to advance CEB’s legitimate business interests and while we are employees of CEB. When we change roles within CEB, our authority to access CEB information technology and data may change. When we leave employment with CEB, our authority to access CEB information technology and data terminates. Each of us has the responsibility to understand which systems and data we are authorized to access. Accessing information technology and data that we are not authorized to access, either while we are employed by CEB or after our employment ends, may be grounds for disciplinary action, up to and including termination from CEB, or the pursuit of appropriate legal remedies.
Q: I work at home a lot, so I e-mail documents and spreadsheets back and forth to my gmail account. Is this ok?
A: No. This is a violation of CEB’s data security and privacy policies, which are designed to protect CEB and its members. CEB’s IT department and your manager can help you set up secure access if you are working from home.
We have no expectation of privacy in our use of CEB information technology or the data it contains. We understand that CEB has the unlimited right to investigate, monitor, search, review, and block any communications or data on CEB systems, whether or not it pertains to business activity, or on systems used for CEB business. Review, duplication, dissemination, removal, damage, or alteration of data, other company property, or improper use of the information obtained, if unauthorized, is a violation of the Code and may also violate applicable law. Subject to these limitations, incidental personal use of CEB communications and information technologies is permitted.
CEB is required to comply with a variety of Federal, state, and international laws governing data security and privacy, and we play an integral role in CEB’s data security and privacy program. A breach of data by CEB, or the mismanagement of CEB or member data at any point in the lifecycle of the data, can create legal liability as well as severely damage our reputation with members and employees. We should follow all CEB policies and procedures for data security and privacy, and we should raise questions with our manager, TMT generalist, IT Security, or the Chief Compliance Officer, as appropriate. Violations of CEB’s data security and privacy policies may be grounds for disciplinary action, up to and including termination from CEB.
VI. We Comply Ethically and Fairly Wherever We Do Business
We adhere to the Code, applicable U.S. law, and high ethical standards, even if local law or practice permits a less restrictive approach.
Compliance with the Law
We are responsible for complying with all applicable laws, rules, regulations, and the Code wherever in the world CEB conducts business. Perceived pressures from managers or demands due to local business conditions are not excuses for violating the law or the Code. We are required to follow the Code, and applicable U.S. law, even if local business practices are less restrictive. This includes the obligation to avoid doing business with any individual or business that violates the law, or knowingly using a third party to perform any act prohibited by law or by the Code. When we do business with a third party outside the United States, we must inform them of the requirements of this policy and of CEB’s Policy Statement on Anti-Bribery, and such third parties can be required to contractually agree to comply with applicable anti-bribery or other laws applicable to CEB’s business operations.

When local law is stricter than U.S. law, we must follow local law. When local law is less strict than U.S. Law, we must follow U.S. law. When we are unsure, we ask.
If we encounter a direct conflict between the Code and local law, or have any questions about the legality of an action, we will check with our manager, TMT Generalist, Chief Human Resources Officer, or CEB’s Chief Compliance Officer before taking the planned action.
Fair Dealing
We have the responsibility to deal fairly with CEB’s employees, members, vendors, competitors, and business partners. We should not take unfair advantage of any other person or entity through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. We must disclose at the beginning of our employment with CEB the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement, or other agreement with a former employer or other entity that in any way restricts or prohibits the performance of any duties or responsibilities of our positions with CEB. Copies of such agreements should be provided to CEB to permit evaluation of the agreement in light of the employee’s position. In no event will we use any trade secrets, proprietary or confidential information, or other similar property, acquired in the course of our employment with another employer, in the performance of our duties for or on behalf of CEB.
Sales and Marketing
Q: My friend works at another company and is trying to reach one of my members. Can I give my friend the member’s contact information?
A: No. Our members trust us with their sensitive data, including their professional contact information. We must use that information only for authorized CEB business purposes.
CEB strives to build long-term relationships with our members by demonstrating honesty and integrity. Our sales and marketing efforts, including orally and through e-mail communications, must be accurate and truthful. Misleading messages, omission of important facts, and false or misleading claims about our competitors or our products and services are not permitted. Our sales and marketing practices also must take into account local rules affecting how and when we contact members, prospects, and executives in person, by phone, and via e-mail. Failure to comply with such rules, or with CEB’s internal processes for complying with such rules, is a violation of the Code, can be taken into account during the employee review process, and may be grounds for disciplinary action, up to and including termination from CEB.
Particular caution is required when marketing or selling our products and services to governments. CEB complies with the anticorruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act, the OECD Anti-Bribery Convention, and the U.S. federal procurement process. Employees are prohibited from directly or indirectly giving anything of value to government officials, including employees of state-owned enterprises or foreign political candidates, or discussing post-government employment. These requirements apply both to CEB employees and agents, such as third-party sales representatives. If we are authorized to engage agents on behalf of CEB, we also are responsible for ensuring those agents are reputable and for obtaining a written agreement to uphold CEB’s standards in this area.

Fair Competition and Antitrust
Q: Before participating in one of our surveys, a member asked me for our antitrust guidelines. What is the antitrust concern, and what should I do?
A: Sharing competitively sensitive information can raise questions about antitrust. Whenever you get a question about antitrust, including whether we have a policy or guidelines, refer the question to the Chief Compliance Officer.
CEB is required to comply with the antitrust and competition laws of the countries where CEB does business. In addition, members can ask questions about how those laws may apply to CEB’s products and services. These laws are complex and vary considerably from country to country. They generally concern agreements with or among competitors that harm consumers, including price-fixing and allocations of customers or contracts. Exchanges of competitively sensitive information by CEB or facilitating such exchanges among members can appear to violate the antitrust laws, even if they do not actually do so. If we have any questions about whether a planned action or CEB business effort may violate or appear to violate competition laws, or if a member raises such a question, we should refer the question to the Chief Compliance Officer.
Competitive Information
Competitive information allows CEB to understand and manage our markets, products, and services so we can better meet member needs. It is important that we acquire competitive information legally, which prohibits theft, blackmail, wiretapping, electronic eavesdropping, bribery, improper inducement, receiving stolen property, threats, and other improper methods.
It also is important that CEB acquires competitive information ethically. This means that we will not misrepresent who we are, who we work for, or why we are seeking certain information. We also must respect the confidentiality of our competitors’ and vendors’ information and not use information another company has marked proprietary or confidential (or information we have reason to think should have been marked that way), regardless of how it was obtained, unless the owner provides the material for a specific purpose or the information has become public. We should make sure that both parties have signed a nondisclosure agreement before disclosing or receiving any proprietary or confidential information. Any information suspected of being obtained improperly, or any non-public information contained in a competitor’s bid to any government agency, should not be used. Any material we have reason to think may violate these standards or that may give the appearance of impropriety should be discussed with the Chief Compliance Officer.
Purchasing Practices
We make purchasing decisions based on CEB’s best business interests and in accordance with our purchasing practices and policies.
We document purchasing agreements and clearly identify the services or products to be provided, the basis for earning payment, and the applicable rate or fee. We confirm that the amount of payment is commensurate with the services or products provided. We should not use a vendor simply because that vendor has previously provided services to CEB, and we exercise particular care, and conduct a conflicts of interest analysis as appropriate, when we select a vendor or other business partner in which a former colleague or family member of a current or former colleague has an interest.
We obtain advance budget approval for purchasing activity, including for both materials and services, and we coordinate with Procurement as appropriate. We take reasonable steps to disclose relationships with vendors; use preferred suppliers; obtain competitive bids; apply strategic sourcing principles; coordinate with Procurement on requests, negotiations, and contracting; comply with CEB’s contract signing guidelines; and otherwise comply with CEB’s Procurement and Finance policies.

Fraud
CEB is committed to preventing fraud. Fraud includes any intentional or deliberate act committed to secure unfair or unlawful gain or to deprive another of property or money by guile, deception, or other unfair means. Fraud can be committed by employees or by third parties. Examples of situations that might involve fraud include the following:
•	Submitting for reimbursement false or otherwise inaccurate travel and expense reports,

•	Theft of CEB property (including intellectual property) or assets (including member data or customer lists),

•	Using or taking CEB property or funds for private use,

•	Intentionally recording a false or misleading transaction or accounting entry,

•	Forging or altering company checks or other financial instruments, or

•	Engaging in bribery or embezzlement.
Q: I lost some of my receipts when I was traveling home. Can I submit receipts from personal travel and dining, since they total the same amount of money?
A: No. Travel and expense reports must be submitted with the actual receipts.
If we become aware of improper or questionable accounting or auditing matters, or believe that any other type of fraud has or will occur, we will immediately report this to our manager, TMT Generalist, or the Chief Compliance Office, or we will contact the Global Ethics Hotline.
VII. We Avoid Conflicts of Interest
We act in the best interests of CEB, and we avoid situations in which there is even the appearance of a conflict of interest.
Conflicts of Interest
A conflict of interest can exist whenever we take actions or have interests that may make it difficult for us to perform our responsibilities to CEB effectively and objectively. A conflict of interest can be created by our conduct, or by the conduct of family members or friends. Even the appearance of a conflict of interest can harm CEB’s reputation with members, shareholders, and the public. Some practices that may be customary or common globally are or may appear to be conflicts of interest within the United States. It is important that we follow this Code, and U.S. law, wherever they are more restrictive than the local practice.
It is impossible to describe every situation that could be viewed as a conflict of interest. A few general examples of potential or actual conflicts of interest:
•	Engaging in business transactions between CEB and family members or friends, or between businesses in which family members or friends have an interest; family members include a spouse, domestic partner, child, sibling, in-laws, and anyone else who shares a director, officer, or employee’s home. To the extent officers and directors seek to engage in such transactions, review and approval from the Audit Committee will be required.

•	Giving to or receiving from vendors, members, prospects, or business partners any gifts, items, or entertainment of any value in connection with an anticipated or pending commercial transaction

•	Giving to or receiving from vendors, members, prospects, or business partners gifts, items, or entertainment for commonly recognized events of more than nominal value (nominal value means less than $250 from or to an individual or organization in a calendar year)

•	Making outside financial interests or investments in members, competitors, vendors, or business partners, except stock ownership in a publicly traded company

•	Taking personal advantage, or providing advantage to a third party, of an opportunity presented during the scope of employment by CEB, as opposed to providing CEB with the opportunity

•	Providing work or services for a CEB member, competitor, business partner, or other third party without receiving written approval from our manager or TMT Generalist
Q: A former colleague’s advisory business is getting off the ground. I often come across members who could be supported by his business. Can I refer them to him?
A: Our duty—and goal—is to provide members and potential members with CEB’s best insights and solutions. We also remember to provide CEB with business opportunities that arise while we are employed by CEB.
Directors, officers, and employees are prohibited from engaging in activities that may give rise to a conflict, or appear to conflict, with CEB interests. If we find ourselves in a position where a potential conflict of interest exists or could arise, we will contact our manager, TMT Generalist, or the Chief Compliance Officer to disclose the details.
Gifts or Other Benefits
We may give or receive gifts, items, or entertainment of nominal value (less than $250 in a calendar year) from business partners, including members, prospects, vendors, or other business partners for commonly recognized events. These situations include accepting or presenting a modest gift for an occasion, such as a promotion, wedding, new position, or project completion. Subject to the $250 limit, such gifts might include consumable items that can be shared with colleagues; tickets to an event; promotional items such as paperweights, mugs, t-shirts, or non-luxury pens; or charitable donations in honor of the event. Such gifts are never to include cash or gift cards or certificates.
We also may accept or provide meals, refreshments, travel arrangements, accommodations, and entertainment of reasonable value in the course of a meeting to conduct business or foster business relations.
We are prohibited from giving or receiving gifts or items of any value that are offered, or could appear to be offered, in the expectation of, or with the purpose of, soliciting favorable consideration. This includes a prohibition on giving or accepting flowers, food, gift cards, money, loans, services, goods, or favors to or from any member, vendor, competitor, agent, or other business partner in connection with an anticipated or pending commercial transaction.
Q: A long-time member sent me an iPad as a thank-you gift for delivering a well-attended on-site to his team. Can I keep it?
A: No. An iPad exceeds the $250 annual gift limit.
Q: My program wants to buy Super Bowl tickets to give to potential members. Can we?
A: No. First, you are prohibited from giving a gift of any value to potential members. Second, even if this were to a member, the value would exceed the $250 annual gift limit.

Different rules apply to any gifts or entertainment (including meals) that are given to government officials or representatives in the United States or internationally. In general, these rules are more restrictive than the rules in this section. We are required to obtain approval from our manager, TMT Generalist, or the Chief Compliance Officer before giving any gift or entertainment to any government representative either in the United States or internationally.
Diverting CEB Opportunities
Directors, officers, and employees have a duty to CEB to advance its legitimate interests when the opportunity to do so arises. We must not take personal advantage of business opportunities that come to our attention through the course of business or use of company property, information, or position; use company property, information, or position for personal gain; or compete with CEB. If we learn of a business or investment opportunity through the use of company property or information or our position at CEB, such as from a competitor or actual or potential member, vendor, or other business partner of CEB, we may not participate in the opportunity or make the investment. Such an opportunity should be considered a business or investment opportunity of CEB.
VIII. Community Involvement
CEB promotes good citizenship and encourages us to be involved in political and community activities.
Political Activities
We are free to participate in and contribute to the causes of our choice as individuals. We may not, however, except with advance written approval from the Chief Compliance Officer, make any political contribution on behalf of CEB or use CEB’s name, funds, property, equipment, or services for the support of political parties, initiatives, committees, or candidates. This restriction includes any contribution of value. In addition, lobbying activities or government contacts on behalf of CEB, other than sales activities, should be coordinated in advance with the Chief Compliance Officer.
Q: Each election cycle, I volunteer for a candidate. Can I do that while working for CEB?
A: Yes. CEB encourages you to participate in and contribute to the causes and candidates of your choice, so long as you make clear you are lending your support, not CEB’s. If you engage in personal political activities while in the office, please check with the Chief Compliance Officer in advance.
Community Activities
We are free to support community and charity causes of our choice, as long as we make it clear that our views and actions are not those of CEB. We must ensure that our outside activities do not interfere with our job performance. We should not make contributions of time or money in a way that might appear to be an endorsement or contribution by CEB. We may not pressure another employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious, or charitable causes.

Service on Boards of Directors
Serving on a Board of Directors or a similar body for another company or government agency requires the advance approval of our manager. Serving on boards of nonprofit or community organizations is encouraged and does not require prior approval.
IX. Application and Enforcement of the Code
The Code applies to all CEB directors, officers, and employees. These standards are enforced fairly and without prejudice and are consistent with CEB’s obligations under the law.
The Code reflects general principles to guide CEB directors, officers, and employees in following applicable law and making highly ethical decisions. We are expected to follow applicable law, the Code, its underlying principles, and related policies, and to represent CEB in a responsible and ethical manner wherever and whenever CEB does business. We are required to sign an acknowledgement that we have received the Code and are in compliance with its requirements. Nothing in the Code, or in our acknowledgement of it, constitutes an employment contract between us and CEB.
This Code replaces any prior versions of a CEB Code of Conduct or Ethics. If there is any conflict or inconsistency, this Code will govern.
For further information on specific policies, please review the Policy Manual available on Boardwalk, or the policies available on the Compliance and Legal Portal, or ask a manager or TMT Generalist for assistance.
The Code is not intended to address every situation in which CEB may find it appropriate to take disciplinary action. Violations of the Code, including violations of CEB policies that advance the principles set forth in the Code, can be taken into account during the employee review process and may be grounds for disciplinary action, up to and including termination from CEB. Actual or likely conduct that we reasonably believe may violate the Code or applicable law must be reported promptly to our manager, TMT Generalist, the Global Ethics Hotline, or the Chief Compliance Officer.
CEB prohibits retaliation, in any form, against anyone who, in good faith, reports violations or suspected violations of this Code, CEB policy, or applicable law, or who assists in the investigation of a reported violation.
Generally, there should be no waivers to the Code. However, in rare circumstances conflicts may arise that necessitate waivers. A waiver of the Code only may be made by the Chief Compliance Officer (for employees), or the Nominating and Corporate Governance Committee or the Board of Directors (for executive officers and directors), and will be promptly disclosed to the extent required by law (including SEC rules and New York Stock Exchange listing standards).
Our Code of Conduct cannot address every situation that might result in disciplinary action. Ask questions if you are not sure of the proper conduct.
This Code of Conduct is publicly available at www.executiveboard.com. CEB reserves the right to periodically update the Code by publishing such updates on CEB’s Web site.
X. Contact Information
If we have questions about the Code or about our conduct, we raise them with a manager, our TMT Generalist, the Chief Human Resources Officer, or the Chief Compliance Officer.
If we believe there has been a Code violation, we report it immediately to a manager, our TMT Generalist, the Chief Human Resources Officer, the Chief Compliance Officer, or the Global Ethics Hotline.

TMT Generalists:	generalist@executiveboard.com
Chief Human Resources Officer, Melody Jones:	mejones@executiveboard.com
Chief Compliance Officer, Pamela Auerbach:	pauerbach@executiveboard.com
Global Ethics Hotline:	+1-800-863-2614